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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                 January 2009

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Audited Financial Statements: Fiscal 2008 Ended September 30, 2008

    Form 52-109F1: CEO Certification of Annual Filings

    Form 52-109F2: CFO Certification of Annual Filings

    Financial Statements: Management’s Discussion/Analysis

2.  Press Release: February 17, 2009

    Material Change Report: February 17, 2009

    Press Release: February 25, 2009

    Material Change Report:  February 25, 2009

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                          ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                          ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended September 30, 2008, 2007 and 2006

Contents

Management’s Responsibility for Financial Reporting

3

Management’s Report on Internal Control over Financial Reporting

4

Report of Independent Registered Public Accounting Firm

5

Report of Independent Registered Public Accounting Firm

6

Consolidated Financial Statements

Consolidated Balance Sheets

7

Consolidated Statements of Operations

8

Consolidated Statements of Shareholders’ Equity

9 – 10

Consolidated Statements of Cash Flows

11

Notes to Consolidated Financial Statements

12 – 46

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Pediment Exploration Ltd. are the responsibility of the Company’s management.  The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated balance sheets as at September 30, 2008 and 2007 and consolidated statements of operations, shareholders’ equity and cash flows for the years ended September 30, 2008, 2007 and 2006 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Gary Freeman” (signed)

Gary Freeman

President

January 20, 2009

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at September 30, 2008.  Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at September 30, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Smythe Ratcliffe LLP, independent registered public accounting firm, as stated in their report.

“Gary Freeman” (signed)

“John Seaman” (signed)

Gary Freeman

John Seaman

President and CEO

CFO

Vancouver, Canada

January 20, 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders of Pediment Exploration Ltd.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Exploration Ltd. as of September 30, 2008 and 2007 and the consolidated statements of operations, shareholders’ equity and cash flows for the years ended September 30, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years ended September 30, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission and our report dated January 20, 2009 expressed an unqualified opinion.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

January 20, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pediment Explorations Ltd.
(An Exploration Stage Company)

We have audited Pediment Explorations Ltd.’s (the “Company”) internal control over financial reporting as of September 30, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of September 30, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years ended September 30, 2008, 2007 and 2006 and our report dated January 20, 2009 expressed an unqualified opinion on those financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

January 20, 2009

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Canadian Dollars)

As at September 30	2008	2007

Assets
Current
Cash and cash equivalents (note 3)	$18,049,781	$10,190,835
Amounts receivable	718,570	298,147
Due from related parties (note 9)	4,830	20,383
Prepaid expenses and deposits	208,685	2,211

Total current assets	18,981,866	10,511,576
Equipment (note 5)	40,769	30,353
Mineral properties (note 6)	10,759,924	3,385,091

Total assets	$29,782,559	$13,927,020

Liabilities
Current
Accounts payable and accrued liabilities	$197,027	$363,362
Due to related parties (note 9)	1,514	3,976

Total current liabilities	198,541	367,338
Future income tax liability (note 8)	65,570	-
Total liabilities	264,111	367,338

Shareholders’ Equity
Share capital (note 7)	57,856,097	38,558,024
Contributed surplus	6,010,303	1,557,786
Deficit accumulated in the exploration stage	(34,347,952)	(26,556,128)

Total shareholders’ equity	29,518,448	13,559,682

Total liabilities and shareholders’ equity	$29,782,559	$13,927,020

Nature of operations (note 1)

Commitments (notes 6 and 12)

Subsequent events (note 14)

Approved on behalf of the Board:

“Chris Theodoropoulos” (signed)

____________________________________________________________________

Chris Theodoropoulos, Director

“Gary Freeman” (signed)

____________________________________________________________________

Gary Freeman, Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Operations

(Canadian Dollars)

For the years ended September 30	2008	2007	2006

Expenses
Stock-based compensation (note 7(g)(i))	$4,331,565	$634,366	$561,588
Salaries (note 9(b))	569,836	123,584	29,644
Consultants (note 9(b))	619,577	224,356	264,540
Legal and audit	390,138	130,539	121,874
Office and administration	360,725	383,303	91,820
Investor relations and promotion	180,766	413,394	372,616
Travel	290,672	169,683	167,370
Transfer agent, listing and filing fees	53,767	28,553	28,636
Property costs	-	12,740	-
Interest and financing costs	-	4,190	2,329
Amortization	12,123	7,927	447

Total expenses	(6,809,169)	(2,132,635)	(1,640,864)

Other income (expenses)
Investment and other income	679,442	187,156	117,721
Foreign exchange gain (loss)	503,026	(329,179)	(64,139)
Write down of mineral properties (note 6(b))	(2,099,553)	(333,846)	-

Total other income (expenses)	(917,085)	(475,869)	53,582

Loss before taxes	(7,726,254)	(2,608,504)	(1,587,282)
Future income tax expense	(65,570)	-	-
Net loss and comprehensive loss for the year	$(7,791,824)	$(2,608,504)	$(1,587,282)

Loss per share, basic and diluted	$(0.20)	$(0.10)	$(0.08)

Weighted average number of common shares outstanding	39,493,045	26,941,138	20,382,356

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

					Deficit Accumulated in the Exploration Stage
	Share Capital		Contributed Surplus	Subscriptions Receivable		Total
	Shares	Amount				Shareholders' Equity

Balance, September 30, 2005	16,300,282	$ 23,857,950	$ 821,998	$ (1,600,660)	$ (22,360,342)	$ 718,946
Shares issued during the year
For cash
Private placements net of share issue costs (notes 7(c)(i), (ii) and (iii))	5,634,470	3,693,995	-	-	-	3,693,995
Exercise of warrants	1,334,300	559,330	-	-	-	559,330
Exercise of options	340,000	176,500	-	-	-	176,500
Transfer of contributed surplus to share capital on exercise of warrants	-	85,340	(85,340)	-	-	-
Transfer of contributed surplus to share capital on exercise of options	-	211,820	(211,820)	-	-	-
Amounts received for subscriptions receivable	-	-	-	1,600,660	-	1,600,660
Stock-based compensation for the year (note 7(g))	-	-	561,588	-	-	561,588
Net loss for the year	-	-	-	-	(1,587,282)	(1,587,282)

Balance, September 30, 2006	23,609,052	28,584,935	1,086,426	-	(23,947,624)	5,723,737
Shares issued during the year
For cash
Private placements net of share issue costs (notes 7(c)(iv), (v) and (vi))	6,259,502	7,173,020	-	-	-	7,173,020
Exercise of warrants	3,284,581	2,202,095	-	-	-	2,202,095
Exercise of options	475,000	269,050	-	-	-	269,050
Shares issued for mineral property data (note 7(c)(vii))	10,000	8,600	-	-	-	8,600
Transfer of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-	-
Transfer of contributed surplus to share capital on exercise of options	-	253,390	(253,390)	-	-	-
Stock-based compensation for the year (note 7(g))	-	-	634,366	-	-	634,366
Fair value of warrants issued as finders’ fees	-	-	157,318	-	-	157,318
Net Loss for the year					(2,608,504)	(2,608,504)

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ -	$ (26,556,128)	$13,559,682

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit accumulated in the exploration stage
	Share Capital		Contributed Surplus		Total
	Shares	Amount			Shareholders' Equity

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ (26,556,128)	$ 13,559,682
Shares issued during the year
For cash
Private placements net of share issue costs (note 7(c)(viii))	5,950,300	16,816,005	-	-	16,816,005
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
Shares issued for mineral property (note 7(c)(ix))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 7(g))	-	-	4,331,565	-	4,331,565
Fair value of warrants issued as finders’ fees	-	-	240,851	-	240,851
Escrowed shares cancelled (note 7(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year	-	-	-	(7,791,824)	(7,791,824)

Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (34,347,952)	$ 29,518,448

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the years ended September 30	2008	2007	2006

Operating activities
Net loss for the year	$(7,791,824)	$(2,608,504)	$(1,587,282)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization	12,123	7,927	447
Stock-based compensation	4,331,565	634,366	561,588
Write down of mineral properties	2,099,553	333,846	-
Future income tax expense	65,570	-	-
Unrealized loss (gain) on foreign exchange	(16,094)	31,749	869
Changes in operating assets and liabilities:
Amounts receivable	(420,423)	(206,589)	(59,691)
Prepaid expenses and deposits	(206,474)	(434)	41,845
Accounts payable and accrued liabilities	52,027	22,623	(119,731)

Cash used in operating activities	(1,873,977)	(1,785,016)	(1,161,955)

Investing activities
Expenditures on equipment	(22,539)	(6,232)	(32,495)
Expenditures and advances on mineral properties	(9,621,248)	(2,457,592)	(560,928)

Cash used in investing activities	(9,643,787)	(2,463,824)	(593,423)

Financing activities
Proceeds from issuance of common shares and share subscriptions, net of
issue costs	19,347,525	9,801,483	6,030,485
Due from/to related parties	13,091	(4,828)	(11,579)

Cash provided by financing activities	19,360,616	9,796,655	6,018,906

Foreign exchange effect on cash	16,094	(31,749)	(869)
Increase in cash and cash equivalents	7,858,946	5,516,066	4,262,659
Cash and cash equivalents, beginning of year	10,190,835	4,674,769	412,110

Cash and cash equivalents, end of year	$18,049,781	$10,190,835	$4,674,769
Cash and cash equivalents, consists of:
Cash	$2,424,466	$500,511	$80,291
Cash equivalents	15,625,315	9,690,324	4,594,478
Cash and cash equivalents, end of year	$18,049,781	$10,190,835	$4,674,769

Supplemental disclosure with respect to cash flows (note 10).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

1.

NATURE OF OPERATIONS

The Company is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties.

The Company reported a net loss of $7,791,824 (2007 - $2,608,504; 2006 - $1,587,282) for the year ended September 30, 2008 and has an accumulated deficit of $34,347,952 as at September 30, 2008 (2007 - $26,556,128).  As at September 30, 2008, the Company had $18,049,781 in cash and cash equivalents available to meet its liabilities as they become due and continue exploring and developing its mineral properties in the next year. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars, which is the Company’s functional currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”) and Pediment Exploration Mexico, S. de C.V. (“Pediment Mexico”).  All significant intercompany transactions and balances have been eliminated on consolidation.

(b)

Adoption of new accounting standards

Effective October 1, 2007, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”) Handbook:

(i)

Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity’s objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and, (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company’s capital management strategy have been included in note 4.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Adoption of new accounting standards (continued)

(ii)

Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863).

Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature of and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and, (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in note 3.

(c)

Cash and cash equivalents

Cash and cash equivalents is comprised of cash and highly liquid temporary investments maturing within ninety days from the original dates of acquisition and can be converted to known amounts of cash at anytime, and are held by a Canadian chartered bank.  Included in cash equivalents at September 30, 2008 are temporary investments earning interest between 2.00% and 2.95% and maturing at various dates between October 18, 2008 and September 8, 2009.

(d)

Equipment

Equipment is recorded at cost and amortized using a declining-balance method at rates varying from 20% to 30% annually.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees, and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(f)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)

Loss per share

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale, or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company’s shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP.

The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company’s statements of operations equals comprehensive loss.

(i)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the period in which a decision to discontinue the project is made.

All deferred mineral property expenditures are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Mineral properties (continued)

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs will be depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, depletion has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates for amortization of equipment, the recoverability of mineral property interests, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Integrated foreign operations are translated using the temporal method.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(l)

Asset retirement obligations

The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction, and normal operation of mining properties, plant and equipment.

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on a straight-line basis over the estimated life of the asset.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present, the Company has determined that it has no material AROs to record in these financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)

Future changes in accounting policies

(i)

Amendments to Section 1400 – Going Concern

CICA Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The new requirements are effective for the Company for interim and annual financial statements beginning October 1, 2008. The Company is currently evaluating the impact of this new standard.

(ii)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The effective date for the Company is for interim and annual financial statements relating to the Company’s fiscal years beginning on or after October 1, 2011.  The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010 and 2009.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classified its cash and cash equivalents as held-for-trading; amounts receivable, deposits, and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy.  In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as all amounts are held at a single major Canadian financial institution. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	2008	2007

Guaranteed investment certificates	$ 15,625,315	$ 9,690,324
Bank accounts	2,424,466	500,511
Total	$ 18,049,781	$ 10,190,835

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency.

The Company has no asset backed securities.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company maintains sufficient cash and cash equivalents at September 30, 2008 in the amount of $18,049,781 in order to meet short-term business requirements.  At September 30, 2008 the Company had accounts payable and accrued liabilities of $197,027 (2007 - $363,362) and due to related parties of $1,514 (2007 - $3,976), which will be repaid in fiscal 2009.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

(i)

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2008.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the year ended September 30, 2008 could have varied if the Canadian dollar to Mexican peso foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexico peso of 11% and the effect on net loss and comprehensive loss.  Monetary financial instruments denominated in Mexican pesos as at September 30, 2008 have been used in these calculations.

Reasonably Possible Changes

CDN $: MXN peso exchange rate variance	11%

Net loss and comprehensive loss	$1,196,691

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the years ended September 30, 2008, 2007 and 2006

4.

CAPITAL MANAGEMENT

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral properties and, therefore does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company defines its capital as shareholders’ equity.  Capital requirements are driven by the Company’s exploration activities on its mineral properties. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments, and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company believes that it has sufficient funds and additional receivables to fund its working capital for the coming year.

There have been no changes to the Company’s approach to capital management during the year.

5.

EQUIPMENT

	2008			2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$37,179	$11,908	$25,271	$32,021	$5,561	$26,460
Office furniture	21,707	6,209	15,498	4,326	433	3,893

	$58,886	$18,117	$40,769	$36,347	$5,994	$30,353

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.

MINERAL PROPERTIES

(a)

Capitalized mineral property expenditures are as follows:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Other Projects	Total

Balance, September 30, 2006	$115,263	$332,572	$109,989	$135,297	$336,022	$1,029,143

Acquisition costs	-	-	-	-	31,635	31,635

Deferred exploration costs
Mining concessions	-	-	-	6,067	12,288	18,355
Geological services	10,970	295,411	5,876	125,330	119,632	557,219
Tax on surface	1,752	4,189	8,681	5,433	21,968	42,023
Drilling, sampling and testing	25,746	875,608	42,278	243,076	245,583	1,432,291
Geophysical	99,062	249,198	-	-	-	348,260
Fuel and gas	-	5,523	749	10,352	5,891	22,515
Travel	6,733	21,421	1,007	10,729	3,583	43,473
Stationery	-	580	-	200	510	1,290
Miscellaneous	8,958	154,233	(111)	62,188	(32,535)	194,023

Total deferred exploration costs for the year	153,221	1,606,163	58,480	463,375	376,920	2,658,159

Total acquisition and exploration costs for the year	153,221	1,606,163	58,480	463,375	408,555	2,689,794

Mineral properties balance before write down	268,484	1,938,735	168,469	598,672	744,577	3,718,937

Write down of mineral properties	-	-	-	-	(333,846)	(333,846)
Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$410,731	$3,385,091

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.

MINERAL PROPERTIES (Continued)

(a)

Capitalized mineral property expenditures (continued):

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	La Colorada Project	Other Projects	Total

Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$-	$410,731	$3,385,091

Acquisition costs	-	1,322,668	-	-	1,297,697	-	2,620,365

Deferred exploration costs
Geological services	14,330	215,998	2,256	28,288	231,124	48,842	540,838
Tax on surface	8,156	42,882	7,177	17,390	68,596	61,931	206,132
Drilling, sampling, and testing	3,840	3,789,126	-	197,792	616,782	12,713	4,620,253
Technical assistance	7,751	52,526	417	7,019	33,850	15,032	116,595
Leasing	18,545	134,576	-	53,921	221,585	14,771	443,398
Salaries and fees	53,813	365,838	-	23,355	168,017	-	611,023
Miscellaneous	17,794	182,608	251	29,404	77,312	8,413	315,782

Total deferred exploration costs for the year	124,229	4,783,554	10,101	357,169	1,417,266	161,702	6,854,021

Total acquisition and exploration costs for the year	124,229	6,106,222	10,101	357,169	2,714,963	161,702	9,474,386

Mineral properties balance before write down	392,713	8,044,957	178,570	955,841	2,714,963	572,433	12,859,477

Write down of mineral properties	(392,712)	-	(178,569)	(955,840)	-	(572,432)	(2,099,553)
Balance, September 30, 2008	$1	$8,044,957	$1	$1	$2,714,963	$1	$10,759,924

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.

MINERAL PROPERTIES (Continued)

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)

Caborca Project

The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. (“Inmet”) to explore the Company’s Caborca Project.  The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years.  Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet, and expended during 2008.  Upon earning the 70% interest, a joint venture would have been formed with each party paying their pro-rata share of ongoing expenses.

Inmet has defaulted on the terms of the agreement and the Company has decided not to pursue this property and, accordingly, the Company has written down $392,712 in acquisition and exploration expenditures at September 30, 2008.

(ii)

San Antonio Project (Las Colinas)

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

During 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining-exploration concessions located in the state of Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and the issuance of 25,000 common shares of the Company valued at $71,500.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.

MINERAL PROPERTIES (Continued)

(b)

(continued)

(ii)

San Antonio Project (Las Colinas) (continued)

On July 3, 2008, the Company acquired a group of adjacent concessions in the San Antonio district.  The three concessions were acquired for a cash payment of $1,241,568 (paid) and subject to a variable 1% to 3% net smelter royalty.

(iii)

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

The Company has decided not to pursue this property and, accordingly, has written down $178,569 in acquisition and exploration expenditures at September 30, 2008.

(iv)

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.  The concessions are 100% owned by Pitalla and are in good standing.

The Company has decided not to pursue this property and, accordingly, has written down $955,840 in acquisition and exploration expenditures at September 30, 2008.

(v)

La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1million ($1,085,518 – paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.  Subsequent to year-end the Company amended this agreement (note 14(b)).

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.

MINERAL PROPERTIES (Continued)

(b)

(continued)

(v)

La Colorada Project (continued)

On February 12, 2008, the Company entered into an option agreement whereby they acquired the right to purchase three additional mineral concessions totalling 852 hectares for a total price of US$800,000 ($102,491 paid).  The remaining US$700,000 is due as follows:

US$100,000 – February 12, 2009

US$100,000 – February 12, 2010

US$160,000 – February 12, 2011

US$160,000 – February 12, 2012

US$180,000 – February 12, 2013

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for $109,688 (paid).

(vi)

Other Projects

a.

Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

b.

Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico.  The concessions are 100% held by Pitalla and are in good standing.

c.

Cochis Project

The Cochis Project consists of a single concession, the El Toro, which was staked by the Company in July 2004 and remains in good standing.  The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

d.

Juliana Project

On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.

MINERAL PROPERTIES (Continued)

(b)

(continued)

(vi)

Other Projects (continued)

e.

La Cien Project

The La Cien Project consists of a single concession, which was staked by the Company in January 2005. The concession is held 100% by Pitalla and is in good standing.

f.

Glor Project

The Glor Project consists of a single concession, which was staked by the Company in June 2007. The concession is held 100% by Pitalla and is in good standing.

g.

El Caribe Project

The El Caribe Project consists of a single concession, which was staked by the Company in September 2007. The concession is held 100% by Pitalla and is in good standing.

h.

Pitalla 3

Pitalla 3 consists of one concession. The concession constitutes 95% of the total project, is held 100% by Pediment Mexico and is in good standing.

The Company has decided not to pursue the above properties and, accordingly, has written down $572,432 (2007 - $333,846) in acquisition and exploration expenditures at September 30, 2008.

(c)

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

In consideration of the acquisition, the Company issued 5,399,998 common shares to the vendors at a price of $0.075 per share for a total value of $405,000 pursuant to a letter of intent dated July 29, 2004. As part of a finder’s fee arrangement, 150,000 additional common shares were issued to the agents. In addition, 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.  Subsequent to September 30, 2008 the Company issued the 2,500,000 common shares (note 14(c)) valued at $1,175,000.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.

MINERAL PROPERTIES (Continued)

(c)

(continued)

This acquisition has been accounted for using the purchase method and the values of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The purchase price has been allocated as follows:

Cash and cash equivalents	$9,778
Accounts receivable	15,340
Mineral interests	410,841
Due to related parties	(43,402)
Accounts payable	(202)

392,355
Issuance of common shares	(405,000)

Allocated to deficit	$(12,645)

Pitalla holds interests in mineral concessions as described in note 6(b).

(d)

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

(e)

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

6.

MINERAL PROPERTIES (Continued)

(f)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.

SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

(b)

Escrow shares

As at September 30, 2008, a total of 442,556 common shares were held in escrow, and were released from escrow on October 8, 2008 (note 14(a)).

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow.  Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 has been allocated to contributed surplus.

(c)

Private placements and shares issued for property

(i)

On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit, for gross proceeds of $1,096,640. As part of a finder’s fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.

SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (continued)

(ii)

On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit, for gross proceeds of $2,225,500.  As part of a finder’s fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

(iii)

On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit, for gross proceeds of $608,750.  As part of a finder’s fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007.  Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

(iv)

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit, for gross proceeds of $1,226,252.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.00 per share on or before September 30, 2008.  Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

(v)

On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit, for gross proceeds of $436,900.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008. Share issuance and certain closing costs of $14,762 were incurred by the Company in respect of this placement.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.

SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (continued)

(vi)

On August 21, 2007, the Company completed a non-brokered private placement and issued 4,050,000 units at a price of $1.50 per unit, for gross proceeds of $6,075,000. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $2.00 per share on or before February 21, 2009.  As part of the finder’s fee arrangement, 60,500 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 307,200 finder’s warrants valued at $157,318 were issued, each being exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009. Cash share issuance and certain closing costs of $383,300 were incurred by the Company through the private placement.

(vii)

During the year ended September 30, 2007, a total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions. The fair value of these shares, based upon their market value at the time of issue, was $8,600.

(viii)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009.  As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder’s warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(ix)

During the year ended September 30, 2008, a total of 25,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions.  The fair value of these shares based upon their market value at the time of issue was $71,500.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.

SHARE CAPITAL (Continued)

(d)

Stock options

Pursuant to the policies of the TSX Venture Exchange, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of five years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan may vest over a period of time at the discretion of the board of directors.

A summary of the status of the Company’s outstanding and exercisable stock options at September 30, 2008 and 2007 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price

Balance, September 30, 2006	2,920,000	1,728,750	$0.60
Exercised	(475,000)	(475,000)	$0.57
Vested in year	-	912,500	$0.64
Forfeited	(285,000)	(217,500)	$0.58
Cancelled	(510,000)	(510,000)	$0.63
Granted	850,000	356,250	$0.86

Balance, September 30, 2007	2,500,000	1,795,000	$0.72
Exercised	(1,041,250)	(1,041,250)	$0.67
Vested in year	-	611,250	$0.80
Forfeited	(156,250)	(112,500)	$1.74
Granted	2,340,000	2,140,000	$2.15

Balance, September 30, 2008	3,642,500	3,392,500	$1.61

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.

SHARE CAPITAL (Continued)

(d)

Stock options (continued)

The following summarizes information about options outstanding at September 30, 2008 and 2007:

	Exercise	Number of Options
Expiry Date	Price	2008	2007

February 1, 2008	$0.77	-	75,000
February 1, 2009	$0.80	-	50,000
April 4, 2009	$0.85	80,000	100,000
February 12, 2010 *	$0.60	150,000	275,000
July 21, 2010	$0.50	25,000	195,000
July 21, 2010	$0.63	290,000	360,000
February 1, 2011	$0.60	-	200,000
April 25, 2011	$0.80	415,000	465,000
August 2, 2011	$0.55	230,000	380,000
February 12, 2012	$0.60	50,000	50,000
March 23, 2012	$0.73	37,500	75,000
April 27, 2012	$0.78	50,000	100,000
August 7, 2012	$1.50	-	175,000
October 25, 2012 **	$1.88	400,000	-
November 16, 2012 ***	$3.00	815,000	-
June 17, 2013	$1.60	1,100,000	-

		3,642,500	2,500,000

* On December 29, 2008, 62,500 of these options were forfeited.

** These stock options were cancelled on December 12, 2008.

*** On November 26, 2008, 70,000 of these stock options were forfeited; the remaining 745,000 were subsequently cancelled on December 12, 2008.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.

SHARE CAPITAL (Continued)

(e)

Warrants

At September 30, 2008, the Company has outstanding warrants to purchase an aggregate 5,398,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at September 30, 2008

$1.00	September 30, 2008	715,834	-	(695,834)	(20,000)	-
$1.05	November 2, 2008 *	257,000	-	(25,000)	-	232,000
$2.00	February 21, 2009	2,055,250	-	(257,191)	-	1,798,059
$2.05	February 21, 2009	307,200	-	(176,026)	-	131,174
$3.75	June 3, 2009	-	2,975,150	-	-	2,975,150
$3.80	June 3, 2009	-	261,965	-	-	261,965

		3,335,284	3,237,115	(1,154,051)	(20,000)	5,398,348

* These warrants expired unexercised subsequent to September 30, 2008.

At September 30, 2007, the Company has outstanding warrants to purchase an aggregate 3,335,284 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2006	Issued	Exercised	Expired	Outstanding at September 30, 2007

$0.35	December 31, 2006	300,000	-	(300,000)	-	-
$0.60	March 29, 2007	1,893,221	-	(1,771,330)	(121,891)	-
$0.80	March 31, 2007	856,750	-	(721,750)	(135,000)	-
$0.91	March 17, 2007	1,517,074	-	-	(1,517,074)	-
$0.91	April 25, 2007	434,959	-	(389,834)	(45,125)	-
$1.00	September 30, 2008	-	817,501	(101,667)	-	715,834
$1.05	November 2, 2008	-	257,000	-	-	257,000
$2.00	February 21, 2009	-	2,055,250	-	-	2,055,250
$2.05	February 21, 2009	-	307,200	-	-	307,200

		5,002,004	3,436,951	(3,284,581)	(1,819,090)	3,335,284

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.

SHARE CAPITAL (Continued)

(f)

Shares reserved for issuance at September 30, 2008 and 2007

	2008	2007

Outstanding at September 30	41,382,069	33,638,135
Stock options (note 7(d))	3,642,500	2,500,000
Warrants (note 7(e))	5,398,348	3,335,284

Fully diluted at September 30	50,422,917	39,473,419

(g)

Option compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2008	2007	2006

Salaries – Employees/Directors	$3,028,069	$536,950	$287,838
Consultants	1,303,496	97,416	273,750
	$4,331,565	$634,366	$561,588

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Risk-free interest rate	3.90%	3.61%	4.13%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	78.99%	60.71%	112.54%
Expected option life in years	5.00	3.53	3.80

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

7.

SHARE CAPITAL (Continued)

(g)

Option compensation (continued)

(ii)

The fair value of warrants issued as finder’s fees in the amount of $240,851 (2007 - $157,318) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk-free interest rate	3.98%	3.46%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	75.0%	77.45%
Expected option life in years	1.5	1.5

8.

INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

	32.16%	34.12%	34.12%
Income tax benefit computed at average statutory rates	$2,505,461	$890,022	$541,581
Non-deductible stock-based compensation	(1,392,815)	(216,446)	(191,614)
Deductible foreign mineral property expenditures	1,904,831	507,451	-
Write-down of mineral properties	(592,129)	-	-
Other permanent differences	(110,358)	57,984	-
Foreign tax rate difference	(258,498)	(118,706)	-
Temporary differences	(2,080)	(114,245)	(40,480)
Unrecognized tax losses	(1,988,842)	(1,006,060)	(309,487)

Future income tax expense	$65,570	$-	$-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

8.

INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets and liabilities as at September 30, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets (liability)
Non-capital losses carried forward	$1,229,540	$2,135,230
Net capital losses carried forward	619,725	813,270
Share issuance costs	206,203	201,180
Unused cumulative foreign exploration and development expenditures	1,127,970	715,799
Unused cumulative Canadian exploration and development expenditures	1,925,830	2,527,282
Equipment	983	490

	5,110,251	6,431,361
Valuation allowance	(5,110,251)	(6,431,361)
	-	-
Non-capital loss carried forward in Mexico	3,258,080	-
Excess of book value over tax value of mineral properties in Mexico	(3,323,650)	-
Future income taxes, net	$(65,570)	$-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

8.

INCOME TAXES (Continued)

At September 30, 2008, the Company has approximate non-capital losses of $16,365,000 in Canada and Mexico that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total

2009	$660,000	$-	$660,000
2010	85,000	-	85,000
2012	-	66,000	66,000
2013	-	40,000	40,000
2014	-	29,000	29,000
2015	585,000	27,000	612,000
2016	-	106,000	106,000
2017	-	5,147,000	5,147,000
2018	-	6,221,000	6,221,000
2026	1,070,000	-	1,070,000
2027	1,357,000	-	1,357,000
2028	972,000	-	972,000

	$4,729,000	$11,636,000	$16,365,000

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

9.

RELATED PARTY TRANSACTIONS

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

Amounts due from officers and companies with common directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties and recoveries of rent for shared office space. Amounts due to officers result from unpaid consulting fees.

(b)

Consulting fees in the amount of $406,108 (2007 - $236,215 and 2006 - $176,352) were paid/payable to officers of the Company.  In addition, reimbursement of expenses were paid to officers totalling $13,251 (2007 - $25,196 and 2006 - $27,473).

(c)

A bonus was paid to an officer of the Company in the amount of $250,000 (2007 - $nil and 2006 - $nil) and included in salaries expense.

(d)

Rent of $10,350 was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006

Non-cash transactions for the years ended
September 30
Shares issued for mineral property	$71,500	$8,600	$-
Accounts payable related to mineral properties	$62,614	$280,976	$57,374
Other supplemental cash flow information:
Cash paid during the year for
Interest expense	$-	$4,190	$-
Income tax expense	$-	$-	$-

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

11.

SEGMENT DISCLOSURES

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The capital assets (including mineral properties) and total assets identifiable with these geographic areas are as follows:

	2008	2007

Capital assets (including mineral properties)
Canada	$13,232	$5,190
Mexico	10,787,461	3,410,254

	$10,800,693	$3,415,444

Total assets
Canada	$18,416,369	$10,126,566
Mexico	11,366,190	3,800,454

	$29,782,559	$13,927,020

12.

COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum lease payments required under such leases are payable as follows:

2009	$49,955
2010	41,520
2011	41,520
2012	27,680

$160,675

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)

Recent accounting pronouncements

(i)

Statement of Financial Accounting Standards (“SFAS”) 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s consolidated financial statements.  SFAS 157-2 defers the Statement’s effective date for certain non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those years. The adoption of SFAS 157-2 is not expected to have an impact on the Company’s consolidated financial statements.

(ii)

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. There is no impact on the Company’s consolidated financial statements.

(iii)

SFAS No. 141(R), Business Combinations, is to replace SFAS No. 141, Business Combinations. The new statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. The new standard defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The new statement improves the comparability of the information about business combinations provided in financial reports. SFAS No.141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this statement is not expected to have a significant impact on the Company’s consolidated financial statements.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (note 2(i)).  Under US GAAP, exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study is prepared, then subsequent exploration and development costs of the property would be capitalized.  The capitalized costs of such properties are measured periodically for recoverability of carrying values.

(c)

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(d)

Income taxes

Under Canadian GAAP, deferred tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(e)

Reconciliation of total assets, liabilities and shareholders’ equity

	2008	2007

Total assets for Canadian GAAP	$29,782,559	$13,927,020
Adjustments to US GAAP – deferred
expenditures	(8,107,361)	(2,974,250)

Total assets for US GAAP	$21,675,198	$10,952,770

Total liabilities for Canadian and US GAAP	$264,111	$367,338

Total equity for Canadian GAAP	29,518,448	13,559,682
Adjustments to US GAAP – deferred
expenditures	(8,107,361)	(2,974,250)

Total equity for US GAAP	21,411,087	10,585,432

Total equity and liabilities for US GAAP	$21,675,198	$10,952,770

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(f)

Reconciliation of net loss:

	2008	2007	2006

Net loss per Canadian GAAP	$7,791,824	$2,608,504	$1,587,282
Expenditures on mineral properties	6,854,021	2,658,159	618,302
Write down of exploration costs	(1,720,910)	(302,211)	-

Net loss per US GAAP	$12,924,935	$4,964,452	$2,205,584

Loss per share in accordance
with Canadian GAAP	$0.20	$0.10	$0.08
Total differences	0.13	0.08	0.03

Loss per share in accordance
with US GAAP	$0.33	$0.18	$0.11

Weighted average number of
common shares outstanding	39,493,045	26,941,138	20,382,356

(g)

Comprehensive loss

	2008	2007	2006

Net loss per US GAAP	$12,924,935	$4,964,452	$2,205,584
Other comprehensive income (loss)	-	-	-

Comprehensive loss per US GAAP	$12,924,935	$4,964,452	$2,205,584

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(h)

Statements of cash flows

	2008	2007	2006

Net cash used in operating activities of continuing operations in accordance with Canadian GAAP	$(1,873,977)	$(1,785,016)	$(1,161,955)
Adjustments to net loss involving use of cash
Write off of expenditures on mineral properties	(7,000,883)	(2,457,592)	(560,928)

Net cash used in operating activities of continuing operations in accordance with US GAAP	(8,874,860)	(4,242,608)	(1,722,883)

Net cash used in investing activities of continuing operations in accordance with Canadian GAAP	(9,643,787)	(2,463,824)	(593,423)
Reclassification of expenditures on mineral properties	7,000,883	2,457,592	560,928

Net cash used in investing activities of continuing operations in accordance with US GAAP	(2,642,904)	(6,232)	(32,495)

Net cash flows from financing activities of continuing operations in accordance with Canadian and US GAAP	19,360,616	9,796,655	6,018,906

Foreign exchange effect on cash in accordance with Canadian and US GAAP	16,094	(31,749)	(869)
Net increase in cash and cash equivalents in accordance with Canadian and US GAAP	7,858,946	5,516,066	4,262,659
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	10,190,835	4,674,769	412,110

Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$18,049,781	$10,190,835	$4,674,769

Pediment Exploration Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian dollars)

For the years ended September 30, 2008, 2007 and 2006

14.

SUBSEQUENT EVENTS

In addition to those subsequent events disclosed elsewhere:

(a)

On October 8, 2008, 442,556 common shares were released from escrow.

(b)

On November 26, 2008, the Company amended the original option agreement (note 6(b)(v)) and entered into a revised purchase agreement and option to purchase agreement in regards to the La Colorada Project.

Pursuant to the revised purchase agreement, the Company will acquire all concessions except the Sonora IV concession agreed to under the original option agreement by making one further payment of US$825,000 (paid), for a total purchase price of US$1.925 million, and granted a net smelter return royalty of 3% if open-pit mined or of 2% if underground mined.  The 2% net smelter return royalty on underground production can be purchased by the Company at any time for US$300,000 ($317,970).

The option to purchase agreement grants the Company the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share.

(c)

On December 4, 2008, the Company issued 2,500,000 common shares valued at $0.47 per share based on market rate pursuant to an agreement to acquire its interest in Pitalla for a total value of $1,175,000, which will be allocated to mineral properties.

(d)

On December 12, 2008, the Company granted 1.27 million stock options exercisable for a period of five years from the date of grant at an exercise price of $0.60 per option.

(e)

On January 5, 2009, 12,500 stock options were exercised at $0.55 per share for gross proceeds to the Company of $6,875.

15.

COMPARATIVE FIGURES

Certain of the prior years’ comparative figures have been reclassified to conform to the current year’s presentation.

FORM 52-109F1 – Certification of Annual Filings

I, Gary Freeman, President and Chief Executive Officer for Pediment Exploration Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings), of Pediment Exploration Ltd. (the “Issuer”) for the period ending September 30, 2008;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

(c)

evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclosure in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based o such evaluation; and

5.

I have caused the Issuer to disclose in the annual MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer’s internal control over financial reporting.

Date: January 27, 2009

“Gary Freeman”

Gary Freeman

President and Chief Executive Officer

FORM 52-109F1 – Certification of Annual Filings

I, John Seaman, Chief Financial Officer for Pediment Exploration Ltd., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings), of Pediment Exploration Ltd. (the “Issuer”) for the period ending September 30, 2008;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

(c)

evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclosure in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based o such evaluation; and

5.

I have caused the Issuer to disclose in the annual MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer’s internal control over financial reporting.

Date: January 27, 2009

“John Seaman”

John Seaman

President and Chief Executive Officer

Chief Financial Officer

PEDIMENT EXPLORATION LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

SEPTEMBER 30, 2008

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

1.0

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) includes information from, and should be read in conjunction with, the annual audited consolidated financial statements of Pediment Exploration Ltd. (“the Company” or “Pediment”) for the years ended September 30, 2008, 2007 and 2006.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.  This MD&A was prepared with information available as of January 20, 2009. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always. Identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “designed”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.  These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.  Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct.  The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0

DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold resources in Mexico.  While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.  The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors for advancing the Company’s projects to production are dependant on outside factors; such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico.  Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Annual Report as filed via SEDAR on April 4, 2008, available at www.sedar.com and under the heading “Risks and Uncertainties” listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

4.0

OVERALL PERFORMANCE

During the fiscal year ended September 30, 2008 the Company expended $9,621,248 acquiring new concessions and developing its previously held exploration projects.

Property acquisitions during the year totaled $2,620,365 and consist of expanding the concessions adjacent to the San Antonio project and the negotiation of the exclusive right to purchase the past producing La Colorada gold-silver project. In addition, the Company expanded its concessions holdings in the La Colorada mine area through the purchase of six additional mineral concessions from the Peñoles group and entering into an option to acquire three additional concessions from Minera Recami; additional details of the acquisitions are discussed under Project Updates.

During the year ended September 30, 2008, the Company incurred $6,854,021 in exploration expenditures while advancing its exploration projects. The majority of these expenditures were incurred on the San Antonio ($4,783,554) and La Colorada ($1,417,266) projects as the Company completed drill programs on each of the properties; additional details of the drill results are discussed under Project Updates.

As at September 30, 2008, the Company had consolidated working capital of $18,783,325.  For 2009, the Company has allocated $4.5 million to cover its operating expenses and to advance its San Antonio and La Colorada projects.  The Company has sufficient working capital to fund its 2009 operating and development expenditures.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

5.0

PROJECT UPDATES

Caborca Project

On December 1, 2006 the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allowed Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and development of its extensive gold and silver holdings while Inmet funded exploration for porphyry-type mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. The best intercept of drilling was drillhole LB-04 with 16.0 metres of 2.46 grams per tonne gold and 1.04 percent copper.

From July 2007 to October 2007, exploration work was carried out at the project including an induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. The exploration work failed to locate porphyry copper-gold mineralization.   Inmet has since defaulted on the terms of the agreement and the Company has no current plans for further exploration on the Caborca project.

As at September 30, 2008, the Company has written off the Caborca acquisition and exploration expenditures to $1.

La Colorada Project

La Colorada gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The project is located on main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company’s plan to consolidate the mining district:

1.

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. At that time the Company had an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($1,085,518 – paid), followed by additional payments totaling US$1,650,000 over the subsequent two-year period.

On November 26, 2008, the company reached an agreement to adjust its original option to purchase certain holdings in the La Colorada gold-silver project, in order to both reduce the cash cost to the Company and to accelerate the acquisition. The subject holdings encompass the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, portions of the workings of the El Creston deposits, along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

Under the revised agreement, the Company made one further payment of US$825,000 (Paid) for a total purchase price of US$1.925 million, granted certain production royalties, and allowed the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should the Company choose to re-develop the project on that basis. The royalties are Net Smelter Return (NSR) on material from the subject holdings, of 3% if open pit mined, or of 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000. The vendors are working on securing an adjacent concession which the Company has the option to acquire for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share.

Pediment owns or controls 100% of all areas of historic open-pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential. By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

2.

On February 12, 2008, Pediment obtained from Minera Recami, an option to acquire three additional mineral concessions totaling 852 hectares for a total price of US$800,000.00 ($102,491– paid). The three additional concessions cover part of the Creston pit and possible vein extension.  The remaining US$700,000 is due in varying amounts on the anniversary date of the agreement through to February 12, 2013.

3.

On August 14, 2008, Pediment purchased six mineral concessions from the Peñoles group for a total consideration of approximately $109,688 (Paid).  These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

Report on recent exploration activities on La Colorada

Further to completing surface sampling, a 4,187-metre, reverse-circulation drill program was conducted.  Drilling was done at the new targets, La Verde and Veta Madre, as well as around the pit areas of El Crestón and Gran Central. Assay of samples from the drilling program has recently been completed. Results will be reported when they are received and compiled. Results will be included in planning by Pediment to grow resources and resume processing at La Colorada in the most efficient and expeditious manner. This data is also being used to construct a district mineralization geologic model.

Data Review and Potential for La Colorada

In addition, during the past ten months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings. Pediment is also preparing the La Colorada project for a second and more extensive program of work. Details of this program are being finalized and will be announced.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.

La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces

Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces

Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource 124,500 tons of 16.14 g per ton for 64,612 oz.

La Colorada Mined 187,425 tons of 8.11 g per ton for 48,875 oz.

La Colorada Un-mined 217,399 tons of 11.75 g per ton for 82,136 oz.

Gran Central Mined 497,390 tons of 6.30 g per ton for 100,757 oz.

Gran Central Un-mined 289,024 tons of 11.10 g per ton for 103,156 oz.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Munro Legal in Sonora Mexico was contracted for a baseline study of La Colorada and advance with environmental permitting.

San Antonio Project

After the fiscal year ended September 30, 2007, the drill program at the San Antonio project continued to progress. The majority of the Company’s efforts were focused on drill testing the Los Planes zone by reverse circulation methods. In December 2007, a diamond drill rig was added to the program, with the objective of drilling twin and infill holes at Los Planes and drill testing the Fandango zone which was based on a strong chargeability I.P. response.

In total, the Company completed 31,404 metres drilled at Los Planes, of which 28,759 were reverse-circulation and 2,644 were core. Other targets drilled at San Antonio included:

•

1,436 metres of core drilling and 306 metres of reverse-circulation at Las Colinas (to test mineralization up-dip)

•

950 metres of reverse-circulation and 476 metres of core drilling at La Colpa (west of Las Colinas)

•

984 metres of reverse-circulation drilling between Las Colinas and Los Planes, and

•

1,371 metres of diamond drilling at the Fandango-La Virgen areas

The Company completed an NI 43-101 compliant report for the Los Planes-Las Colinas, which was filed on SEDAR July, 15 2008. The following highlights are extracted from the report.

The current National Instrument 43-101 compliant Mineral Resource Estimates for the Los Planes (“Planes”) and Las Colinas (“Colinas”) zones on Pediment’s San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to Derry Michener Booth and Wahl Consultants (DMBW), using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson of DMBW in Section 18.0 of this report.

Based on the parameters described in this report, DMBW has estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

Table 1.1

1.

It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration.

2.

Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

3.

Numbers may not add up, due to rounding.

4.

Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

At the current level of drilling there are well defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models. For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

The resource calculation study was done with all assay data available up to Pediment’s hole PLRC07-75 and also using previous drill results obtained by Echo Bay in the nineties; however no prior trench results were used as were used by Echo Bay studies at the time. Pediment has now completed an additional 16,699 metres of drilling at San Antonio after the data used for the 43-101 report and therefore the resource is planned to be updated.

Bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

Currently, bulk samples are being tested from the Los Planes zone in long-term column leach tests.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

During the year, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining-exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 and the issuance of 25,000 common shares (issued) of the Company.

In addition to the Triunfo Est. Properties, on July 3, 2008, the Company acquired a new group of adjacent concessions in the San Antonio district.  The Company won the concessions by making a bid of MXN $12,615,000 pesos ($1,241,568 CDN – Paid) to the Mexican Geological Survey and committing to a variable 1 to 3% net smelter royalty; payable to the Mexican Geological Survey. The package is called El Triunfo-Valle Perdido and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc.

Triunfo and Valle Perdido areas of the Triunfo land package have old workings and a data base of sampling with some drill information.  Veins present range from 3 to 7 parallel veins that were worked as underground mines with combination of gold-silver values with lead and zinc.  Historic grades of reported resources in the government listing are stated at about 3 grams gold and 350-700 grams silver.  The historic vein resource was reported by the Mexican Geological Survey as follows: 950,547 tonnes distributed as follows:

Humboldt-Espinocena        56,613  tons    3.0 g Au      273 g Ag

Hormiguero-La Solidad      721,934 tons    3.3 g Au     436 g Ag

Dumps measured               547,000 tons    .86 g Au     126 g Ag

Lomboyal                           172,000 tons     2.8 g Au       20 g Ag

Total 112,676 oz Au, 12,944,710 oz. Ag   In addition the combined lead zinc is about 4-5 percent.

Pediment has hired the services of Reyna Mining Engineering (REYNA), a mining company based in Mexico City. REYNA is a company formed by highly experienced people in the field of mining in Mexico, and it is able to work in different stages of mining development from design to operation, and also closure. REYNA is composed entirely of Mexican professionals with country-wide connections, providers and business partners in the mining industry. Pediment has hired REYNA to conduct an evaluation of the San Antonio project to advance it to production. REYNA will thus make the necessary engineering work, as well as the required surface, environmental and government permits. REYNA is also preparing a proposal to restart the operations at La Colorada.

Daniel Project

The Daniel concessions was the site of an RC drill program totaling 4,934 meters of drilling for disseminated shear zone hosted gold mineralization within Jurassic age volcanic rocks of the Mesozoic arc. The project is located in the Sonora-Mojave Mega-shear zone that hosts 10 or more known open pit gold deposits.  This project is located about 45 km southeast of the large La Herradura open-pit gold mine.  The drilling in the project followed extensive D-6 Caterpiller dozer trenching and sampling in a 100 and 200 meter established grid.  The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths.  The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done.

As at September 30, 2008, the Company wrote down the value of the Daniel project to $1.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

Valenzuela

The Valenzuela project is a 400-hectare concession group covering numerous old underground workings in low-sulfide vein zones in Tertiary Sierra Madre volcanics.  Prior sampling combined with more recent sampling shows irregular zones of high grade silver-gold mineralization hosted mainly in the quartz veins.  The project is located in the northeastern quadrant of Sonora in the base of the Sierra Madre mountain chain.  Future work will determine if the project will receive additional exploration or be joint ventured.

Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions

The Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions cover areas thought to hold potential for bulk tonnage shear zone hosted gold deposits located in the Sonora-Mojave megashear area.  These concessions in part cover old workings with gold mineralization mostly hosted in quartz veins and having geochemical characteristics similar to the other gold deposits in this trend.  In three of the areas there is confirmed gold placer mineralization present although in uneconomic quantities.  Soil sampling was completed on the Glor Concession area with several low level gold anomalies located.  In addition 5 sites of prior 30 year old drill holes were located from prior programs. We have been approached for joint venture agreements in several of these projects.

As at September 30, 2008, the Company wrote down the value of the Texson project to $1.  Other projects, including the Valenzuela project were also written-down to $1, as at September 30, 2008.

6.0

RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash flow.

The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the properties to which they relate are placed into production, sold or abandoned or impaired.  At that time, capitalized costs are either depleted using the unit-of-production method over the estimated life of the ore-body, following the commencement of production, or written off at the time the property is sold or abandoned.

The Company currently does not have an operating or producing mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company’s operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Twelve months ended September 30, 2008, compared to twelve months ended September 30, 2007

Net loss for the year ended September 30, 2008 was $7,791,824 (2007 - $2,608,504), which included $4,331,565 (2007 - $634,366) in stock-based compensation expense.

In general, operating costs have increased from the prior year due to the Company’s increased activity on its mineral projects.  The most significant increase in operating expenses relates to salaries and consulting fees, which have increased by $446,252 and $395,221.  The increase in salaries is attributable to the increased level of administrative support required as the Company advances its projects.  As well, salaries increase by $250,000 due to a bonus that was granted to an officer of the Company.  The increase in consulting fees is a result of the Company employing an increased number of senior level consultants as it looks to expand the development of the La Colorada and San Antonio projects.

Stock-based compensation increased by $3.7 million compared to the prior year (2008 - $4,331,565; 2007 - $634,366).  This increase is due to the vesting of prior year options in the current year and more options being granted in the current year versus the prior year.

In addition, legal and audit fees increased in the current year by $259,599.  Legal fees were up as a result of the need to obtain legal advice in relation to the acquisition and renegotiation of the Company’s mineral properties.  As well, accounting fees were up from the prior year due to an increase in annual audit fees and management completing an assessment of its internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Travel expenses were also up from the prior year, which is a function of the Company’s increased activity on its properties in Mexico and the need to travel to/from the properties.

Investment and other income for the year ended September 30, 2008 was $679,442 (2007 - $187,156)  This increase is due to an increase in the amount of cash and investments held by the Company, which is a result of the Company’s recent financing activities.

During the year, the Company recorded a $503,026 foreign exchange gain.  Significant foreign exchange gains/(losses) arise as a result of the Company incurring the majority of expenditures in US dollars and in the Mexican Peso.  The foreign exchange gain that was recorded during the year ended September 30, 2008 was a result of the Company advancing funds totaling CDN $10,777,441 to its Mexican subsidiaries, which was subsequently used to settle the Company’s liabilities that were incurred in both US dollars and Mexican Peso’s.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

As at September 30, 2008, management determined that it would not be conducting additional exploration activities on certain of its mineral properties.  As a result, the Company wrote down $2,099,553 in mineral property expenditures, which relates to the write down of all mineral properties with the exception of the La Colorada and San Antonio Projects.

7.0

FOURTH QUARTER 2008

The Company incurred a loss of $2,755,407 during the fourth quarter ending September 30, 2008.  Significant items incurred during the quarter are as follows:

Salary expense was $222,063 and consulting fees were $180,345.

Stock-based compensation expense relating to incentive stock options that vested during the fourth quarter was $602,682.

The Company wrote off $2,099,553 in mineral property expenditures.

The above expenses were offset by $147,637 in interest income.

8.0

SELECTED ANNUAL INFORMATION

The following table summarizes information regarding the Company’s operations on a yearly basis for the last three years.

For the years ended September 30

	2008	2007	2006
Total revenues (Interest & other income)	679,442	187,156	117,721
(Loss) for the year	(7,791,824)	(2,608,504)	(1,587,282)
(Loss) for the year per share	(0.20)	(0.10)	(0.08)
Total assets	29,782,559	13,927,020	5,843,925
Total long-term financial liabilities	(65,570)	Nil	Nil

Interest and other income is a function of the value of the Company’s cash and cash equivalents, which increased significantly from the prior year as a result of the $17 million equity financing that the Company completed in December of 2007.

The nature of the Company’s operations has remained unchanged from prior periods.  The loss for the year ($7,791,824) was incurred in the normal course of operations and included $4.3 million in stock-based compensation expense and $2.1 million due to the write down of mineral properties.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

9.0

SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company’s operations on a quarterly basis for the last eight quarters.

For the quarters ended

	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007
Total revenues (Interest & other income)	147,637	154,003	213,795	164,007
(Loss) for the year	(2,755,407)	(2,068,651)	(351,457)	(2,616,309)
(Loss) for the year per share	(0.07)	(0.05)	(0.01)	(0.07)

For the quarters ended

	Sept. 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006
Total revenues (Interest & other income)	123,807	5,548	34,771	23,030
(Loss) for the year	(1,178,222)	(564,562)	(614,344)	(251,376)
(Loss) for the year per share	(0.04)	(0.02)	(0.03)	(0.01)

The Company only earns interest income from its cash and cash equivalents and will vary from period to period depending on its bank balance and the rate at which the Company’s guaranteed investment certificates earn interest.

The nature of the Company’s operations has remained unchanged from prior periods.  Changes in operating expenses can increase/decrease depending on the Company’s level of activity.  Significant variations in the loss from one period to another is mainly due to the issuance of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

10.0

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, the Company had cash and cash equivalents of $18,049,781 (2007-$10,190,835) and working capital of $18,783,325 (2007 - $10,144,238).

The Company’s cash and cash equivalents are highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy.  The Company’s cash and cash equivalents are comprised of the following:

	2008	2007
Guaranteed investment certificates	$ 15,625,315	$ 9,690,324
Bank accounts	2,424,466	500,511
Total	$ 18,049,781	$ 10,190,835

For 2009, the Company has allocated $4.5 million to cover its operating expenses and to advance its San Antonio and La Colorada projects.  Based on the Company’s current financial position and its development plans for 2009, the Company is able to meet its financial obligations through 2009 and at a minimum, well into 2010.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

On December 3, 2007 the Company completed a private placement of 5,849,300 units (the “Units”) for gross proceeds of $17,547,900. Each unit consisted of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the company at a price of $3.75 per share until June 3, 2009. In connection with the private placement, the Company paid fees of an aggregate of $425,520 and issued 101,000 Units and 261,965 finders’ warrants. Each finder’s warrant is exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009, and each Unit has the same terms as the Units described above.

11.0

TRANSACTIONS WITH RELATED PARTIES

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

Amounts due from officers and companies with common directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties and recoveries of rent for shared office space. Amounts due to officers result from unpaid consulting fees.

(b)

Consulting fees in the amount of $406,108 (2007 - $236,215 and 2006 - $176,352) were paid/payable to officers of the Company. In addition, reimbursement of expenses were paid to officers totaling $13,251 (2007 - $25,196 and 2006 - $27,473).

(c)

A bonus was paid to an officer of the Company in the amount of $250,000 (2007 - $nil and 2006 - $nil) and included in salaries expense.

(d)

Rent of $10,350 was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12.0

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

13.0

PROPOSED TRANSACTIONS

The Company has no proposed transactions other than what was disclosed in the Subsequent Events in the Consolidated Financial Statements.

14.0

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  Some of the possible risks include the following:

a)

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b)

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

c)

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d)

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e)

The operations of the Company will require various licenses and permits from various governmental authorities.  There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f)

There is no certainty that the properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

15.0

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies.  The policy is consistent with other junior exploration companies which have not established mineral reserves objectively.  An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established.  Management is of the view that its current policy is appropriate for the Company at this time.  Based on quarterly impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations.  A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value or the property.

Significant estimates are made in respect of the Company’s asset retirement obligations. The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period.

Other significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, rates for amortization of equipment and the valuation allowance for future income tax assets.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

16.0

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective October 1, 2007, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”) Handbook:

(i)  Capital Disclosures (Section 1535):

Section 1535 specifies the disclosure of: (i) an entity’s objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and, (iv) if it has not complied, the consequences of such non-compliance.

ii)  Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863):

Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature of and extent of risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and, (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Future accounting policies applicable to the Company are as follows:

i)  Amendments to Section 1400 – Going Concern:

Effective October 1, 2008, the Company will adopt the amendments to CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The Company is currently evaluating the impact of this new standard.

ii)  International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The effective date for the Company is for interim and annual financial statements relating to the Company’s fiscal years beginning on or after October 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010 and 2009. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

iii)  Goodwill and Intangible Assets – Section 3064

Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3064, Goodwill and Intangible Assets.  This Section replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company is still evaluating the impact of this standard on its consolidated financial statements.

17.0

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2008.  Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at September 30, 2008 was effective.

18.0

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the Company’s disclosure controls and procedures and have concluded that they are effective as of September 30, 2008.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the year ended September 30, 2008

19.0

DISCLOSURE OF OUTSTANDING SHARE DATA

As at January 20, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	43,894,569
Stock options (vested and unvested)	3,622,500
Warrants	5,166,348
Fully Diluted shares outstanding	52,683,417

The Company is dependent on raising additional capital to develop its properties and is continually assessing overall market conditions to ensure this need is fulfilled to the benefit of the Company and its shareholders.

                                                                      February 17th, 2009

4.6 m of 10.1 g/t Gold & 323 g/t Silver Confirm Highgrade Potential at La Colorada

        Pediment Exploration Ltd. (“the Company”) is pleased to announce the results of an initial study that was conducted to develop new data to target the expansion of known resources and to test for new zones of mineralization at its La Colorada gold-silver project. The  La Colorada mine produced gold and silver from open pit heap leach mining operations as recently as 2002, and from underground vein-mining operations prior to 1914. During this study, the company worked on 4 key peripheral areas to the historic open pit mine, including drilling, mapping, and bench sampling.  Modelling using current and historic data and new geologic mapping is ongoing, and has confirmed the strike length of the vein system at more than 4 kilometres and open to depth.

      Pediment has successfully extended mineralization with a single reverse circulation (RC) drill hole collared approximately 250 metres SW of the Grand Central Pit. (See the drill plan map at www.pedimentexploration.com/i/maps/laColoradaDrillMap.gif)  Results below:

Gran Central Block, Southwestern Extension Outside Pit Area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R17	278.9	283.5	4.6	10.1	323.8	End of hole
Incl.	281.9	283.4	1.5	19.3	447.9	in workings

      At Gran Central an on-trend extension to the NE of this open-pit is cut-off by a cross-fault.  Drill holes 50 to 100 m NE of this fault indicate the down-dropped continuation of the vein system within the adjacent Creston block.  The three drill holes completed in this area indicate the continuation of the vein zone at a depth beginning at approx. 200 metres. (Please follow this link to view the long section map: http://www.pedimentexploration.com/i/pdf/LaColoradaGeneralizedSection.pdf).  Additionally, one km east in the El Creston pit, veins were shown on 25m spaced historic cross sections to contain a significant number of high grade results that have not been incorporated into an underground resource estimate. Peak values within one vein show a 300m long subset of higher grade values included 1.5 metre intervals returning 49.58, 24.03, 18.76 and 17.97 g/t gold, plus two intervals returning 18.22 and 14.23 g/t gold (non NI 43-101). The above noted results are from the area under the north central part of the El Creston pit. Pediment has also tested the SW end of this pit area with two shallow drill holes, one of which returned significant results as follows:

Creston Block, Creston pit area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R21	126.5	131.1	4.6	3.2	110	End of hole
Incl.			1.5	8.8	270	in workings

    Twelve  drill holes were completed to test the La Verde area (400 meters NE of the Creston pit) where drill hole R3 intersected three consecutive 1.5 m intervals returning  518, 0.93 and 12.6 g/t gold. While these results are concluded to represent a small high grade shoot, we expect larger tonnage potential to develop in two additional nearby zones as seen in R1.  Drill testing at the Veta Madre zone which is located further east intersected 45.7 m, of 0.64 g/t gold and 7.5 g/t silver from surface. These three areas are to be evaluated for open pit potential. (The additional drill results can be viewed at the following link: http://www.pedimentexploration.com/s/La_Colorada.asp?ReportID=338417).

    Mel Herdrick, VP of exploration, comments “Data compilation and limited preliminary testing confirms that the gold-silver mineralization at La Colorada is a typical, large size low sulfidation epithermal precious metal system. New understanding of post mineral cross-faulting and tilting of the mineralized trend, considerably expands the scope for finding additional bonanza type mineralization. (Click here for the geological summary http://www.pedimentexploration.com/s/La_Colorada.asp?ReportID=338360). We look forward to further confirming and testing new potential of this project; plans are being developed and will be released shortly.” Mel Herdrick is a Qualified Person as defined by NI 43-101 and has approved this release.

     Pediment is a Vancouver based exploration company, listed on the TSX Venture Exchange under ticker symbol “PEZ”, that is focused on advancing gold projects in north western Mexico through exploration and resource definition.  Pediment is well funded with $16 million of working capital and no debt.  For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.

On behalf of the board

Gary Freeman

President & CEO

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding an initial study and drilling results at La Colorada. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

 This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1   Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2   Date of Material Change

February 17, 2009

Item 3   News Release

The news release was disseminated on February 17, 2009 by way of Stockwatch.

Item 4   Summary of Material Change

The Company announces 4.6 m of 10.1 g/t Gold & 323 g/t Silver Confirm Highgrade Potential at La Colorada.

Item 5   Full Description of Material Change

5.1   Full Description of Material Change

        Pediment Exploration Ltd. (“the Company”) is pleased to announce the results of an initial study that was conducted to develop new data to target the expansion of known resources and to test for new zones of mineralization at its La Colorada gold-silver project. The  La Colorada mine produced gold and silver from open pit heap leach mining operations as recently as 2002, and from underground vein-mining operations prior to 1914. During this study, the company worked on 4 key peripheral areas to the historic open pit mine, including drilling, mapping, and bench sampling.  Modeling using current and historic data and new geologic mapping is ongoing, and has confirmed the strike length of the vein system at more than 4 kilometres and open to depth.

      Pediment has successfully extended mineralization with a single reverse circulation (RC) drill hole collared approximately 250 metres SW of the Grand Central Pit. (See the drill plan map at www.pedimentexploration.com/i/maps/laColoradaDrillMap.gif)  Results below:

Gran Central Block, Southwestern Extension Outside Pit Area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R17	278.9	283.5	4.6	10.1	323.8	End of hole
Incl.	281.9	283.4	1.5	19.3	447.9	in workings

      At Gran Central an on-trend extension to the NE of this open-pit is cut-off by a cross-fault.  Drill holes 50 to 100 m NE of this fault indicate the down-dropped continuation of the vein system within the adjacent Creston block.  The three drill holes completed in this area indicate the continuation of the vein zone at a depth beginning at approx. 200 metres. (Please follow this link to view the long section map: http://www.pedimentexploration.com/i/pdf/LaColoradaGeneralizedSection.pdf).  Additionally, one km east in the El Creston pit, veins were shown on 25m spaced historic cross sections to contain a significant number of high grade results that have not been incorporated into an underground resource estimate. Peak values within one vein show a 300m long subset of higher grade values included 1.5 metre intervals returning 49.58, 24.03, 18.76 and 17.97 g/t gold, plus two intervals returning 18.22 and 14.23 g/t gold (non NI 43-101). The above noted results are from the area under the north central part of the El Creston pit. Pediment has also tested the SW end of this pit area with two shallow drill holes, one of which returned significant results as follows:

Creston Block, Creston pit area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R21	126.5	131.1	4.6	3.2	110	End of hole
Incl.			1.5	8.8	270	in workings

Twelve  drill holes were completed to test the La Verde area (400 meters NE of the Creston pit) where drill hole R3 intersected three consecutive 1.5 m intervals returning  518, 0.93 and 12.6 g/t gold. While these results are concluded to represent a small high grade shoot, we expect larger tonnage potential to develop in two additional nearby zones as seen in R1.  Drill testing at the Veta Madre zone which is located further east intersected 45.7 m, of 0.64 g/t gold and 7.5 g/t silver from surface. These three areas are to be evaluated for open pit potential. (The additional drill results can be viewed at the following link: http://www.pedimentexploration.com/s/La_Colorada.asp?ReportID=338417).

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding an initial study and drilling results at La Colorada. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

 This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2    Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:   (604) 682-4418

Facsimile:   (604) 669-0384

Item 9   Date of Report

February 17, 2009

                                                                         February 25th, 2009

Pediment Exploration Ltd. Changes name to Pediment Gold Corp.

VANCOUVER, British Columbia, February 25, 2009 – Pediment Exploration Ltd. (TSX-V:PEZ and OTCBB:PEZFF) (the “Company”) is pleased to announce that it is changing its name to “Pediment Gold Corp.”.  The Company’s Common shares will commence trading under its new name effective at the opening of trading on Thursday, February 26, 2009.  The Company will remain listed on the TSX Venture Exchange under the same symbol, “PEZ”, on the OTCBB under a new symbol, and on the Frankfurt Stock Exchange under the same symbol of “P5E”.  There will be no alteration to the Company’s capital structure in connection with this name change.

Pediment is a Vancouver based exploration company that is focused on advancing gold projects in north western Mexico through exploration and resource definition.  Pediment is well funded with CAD$16 million of working capital and no debt.  For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.

On behalf of the board

Gary Freeman

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1   Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2   Date of Material Change

February 25, 2009

Item 3   News Release

The news release was disseminated on February 25, 2009 by way of Stockwatch.

Item 4   Summary of Material Change

The Company announces the change of name from Pediment Exploration Ltd. to Pediment Gold Corp.

Item 5   Full Description of Material Change

5.1   Full Description of Material Change

Pediment Exploration Ltd. is pleased to announce that it is changing its name to “Pediment Gold Corp.”.  The Company’s Common shares will commence trading under its new name effective at the opening of trading on Thursday, February 26, 2009.  The Company will remain listed on the TSX Venture Exchange under the same symbol, “PEZ”, on the OTCBB under a new symbol, and on the Frankfurt Stock Exchange under the same symbol of “P5E”.  There will be no alteration to the Company’s capital structure in connection with this name change.

Pediment is a Vancouver based exploration company that is focused on advancing gold projects in north western Mexico through exploration and resource definition.  Pediment is well funded with CAD$16 million of working capital and no

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:   (604) 682-4418

Facsimile:   (604) 669-0384

Item 9   Date of Report

February 25, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: February 25, 2009        By /s/ Gary Freeman

                                      Gary Freeman, President/CEO/Director